SECURITIES AND EXCHANGE COMMISSION
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-30027

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
CUNA Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Heritage Way
(No. and Street)

Waverly (City) IA (State) 50677 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory J. Smith 608-231-7356
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 South Wacker Dr. (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin R. Cummer, swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to CUNA Brokerage Services, Inc. (the "Company") for the year ended December 31, 2009 are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kevin R. Cummer
Signature

2-24-10
Date

Financial Operations Principal
Title

Subscribed and sworn to before me this 24th day of February, 2010.

Sharon L. Griffin
Notary Public


NOTARIAL SEAL
IOWA
SHARON L. GRIFFIN
COMMISSION NO. 224008
MY COMMISSION EXPIRES
8-13-11

This report ** contains (check all applicable boxes):

(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Income.
(x)	(d)	Statement of Changes in Financial Condition (Statement of Cash Flows).
(x)	(e)	Statement of Changes in Stockholder's Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
(x)	(g)	Computation of Net Capital.
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(x)	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Rule 15c3-3 (included in (g) above).
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
(x)	(l)	An Oath or Affirmation.
( )	(m)	Copy of the SIPC Supplemental Report (Filed Separately).
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Deloitte

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CUNA Brokerage Services, Inc.:

We have audited the accompanying statement of financial condition of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly-owned by CUNA Mutual Insurance Society, as of December 31, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 and Computation of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial

statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2010

CUNA Brokerage Services, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash and cash equivalents	$	6,474,105
Investment at fair value		1,530,159
Receivable for commissions		2,975,851
Receivable-other		63,874
State income tax recoverable		116,136
Deposits with clearing organizations		105,000
Total assets	$	11,265,125

Liabilities and Stockholder's Equity		
Liabilities:		
Commissions and accounts payable to affiliates	$	2,331,439
Commissions and accounts payable to non-affiliates		247,590
Federal income tax payable to affiliate		743,151
Other liabilities		8,573
Total liabilities		3,330,753
Stockholder's equity:		
Common stock--no par value with a $300 stated value; 2,000 shares authorized; 765 issued and outstanding		229,500
Retained earnings		7,704,872
Total stockholder's equity		7,934,372
Total liabilities and stockholder's equity	$	11,265,125

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Income
Year Ended December 31, 2009

Revenues:		
Commission and fees	$	86,100,106
Trading reimbursements		2,247,042
Interest and dividends		76,770
Realized and unrealized gain on investment		100,330
Other		172,465
Total revenues		88,696,713
Expenses:		
Commissions paid to affiliates		45,126,967
Commissions paid to non-affiliates		22,791,137
Clearing		1,283,951
Contracted services from affiliates		16,907,274
Other		324,926
Total expenses		86,434,255
Income before provision for income taxes		2,262,458
Provision for income taxes		839,550
Net income	$	1,422,908

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2009

	Common stock		Retained	
	Shares	Amount	Earnings	Total
Balance at January 1, 2009	765	$ 229,500	$ 6,281,964	$ 6,511,464
Net income	-	-	1,422,908	1,422,908
Balance at December 31, 2009	765	$ 229,500	$ 7,704,872	$ 7,934,372

See accompanying notes to financial statements.

CUNA Brokerage Services, Inc.

Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	1,422,908
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized and unrealized gain on investment		(100,330)
Dividends earned and reinvested		(52,276)
Changes in assets and liabilities:		
Receivable for commissions		(239,310)
Receivable from mutual funds managed by affiliate		202,270
Receivable-other		78,706
State income tax recoverable		(107,121)
Deposits with clearing organizations		15,000
Commissions and accounts payable to affiliates		(3,607,598)
Commissions and accounts payable to non-affiliates		95,430
Federal income tax payable to affiliate		967,999
Other liabilities		1,846
Net cash used by operating activities		(1,322,476)
Net change in cash and cash equivalents		(1,322,476)
Cash and cash equivalents, beginning of year		7,796,581
Cash and cash equivalents, end of year	$	6,474,105
Supplemental disclosure of cash flow information:		
Cash paid (recovered) during the year for income taxes, net of refunds	$	(21,321)

See accompanying notes to financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CUNA Brokerage Services, Inc. ("CBSI" or the "Company") is a wholly-owned subsidiary of CUNA Mutual Investment Corporation ("CMIC"), which is wholly-owned by CUNA Mutual Insurance Society ("CMIS"). CMIS is a mutual life insurance company organized under the laws of Iowa for the purpose of serving the insurance needs of credit unions and their members.

The Company is registered with the Securities and Exchange Commission ("SEC") as a registered broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and subject to regulations under the Securities Exchange Act of 1934. The Company markets mutual funds, unit investment trusts, variable annuities, flexible premium variable life insurance, public limited partnerships, financial planning and discount brokerage services primarily to credit union members. Most of the aforementioned product offering are products managed by affiliates of the Company. Through June 2009, certain investment advisory services were provided to the Company's customers by MEMBERS Capital Advisors, Inc. ("MCA"), an affiliated registered investment advisor that is owned by CMIC. The Company is an introducing broker. As such, the Company accepts customer orders but does not hold customers' funds or investments. Rather, the Company arranges for other brokers to clear the transactions on behalf of the customer. The clearing brokers also maintains the required detailed customer records.

As discussed in Note 5, CMIS and its affiliates provide substantially all of the services required in the conduct of the Company's operations. The results of the Company's operations may have materially differed from the results reflected in the accompanying financial statements if the Company did not have these relationships.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents—Cash and cash equivalents include all liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Investment—The Company's investment consists of an investment in the MEMBERS Diversified Income Fund, a registered investment company, which until June 30, 2009 was managed by MCA. It is reported at fair value, with changes in fair value included in the statement of income. Transactions are reflected on a trade date basis. This investment has been classified as Level 1, meaning that the fair value is based upon directly observable market data which in this case is equal to the net asset value reported by the investment company. The Company does not have any other assets or liabilities which are recorded in the statement of financial condition at fair value.

Receivables and Commissions Payable—Receivables primarily represent commissions due to the Company from the clearing broker and fund families for the sale of financial products. Commissions payable represent amounts due to the Company's sales representatives, both affiliated and unaffiliated, in connection with such sales.

Clearing—Securities transactions for the Company's customers are executed and cleared by an independent clearing agent on a fully disclosed basis. The Company's commission revenue and expenses are reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Commission Revenue and Commission Expense—Commission revenue and expense related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded on an accrual basis and are included in commissions and fee revenues and commissions expenses in the financial statements.

Income Taxes—Deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement and tax basis of assets and liabilities. The expected tax effects are computed at the current federal tax rate. At December 31, 2009, the Company had no temporary differences.

Use of Estimates—The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Standards - Adopted

In April 2009, the Financial Accounting Standards Board ("FASB") issued amendments to FASB Accounting Standards Codification 320, "Investments—Debt and Equity Securities" ("FASB ASC 320"), effective for interim and annual periods ending after June 15, 2009. The amendments provide recognition guidance for debt securities classified as available-for-sale and subject to other-than-temporary impairment. Because CBSI does not own any debt securities, the new standard did not have an impact on the Company's 2009 financial statements.

FASB ASC 855, "Subsequent Events", was adopted for 2009 reporting. The only change to existing guidance was to require entities to disclose the date through which subsequent events have been evaluated for issued and reissued financial statements.

3. INCOME TAXES

The Company is included in the consolidated life-nonlife federal income tax return of CMIS and certain of its domestic subsidiaries. The Company has entered into a tax sharing agreement with CMIS and its subsidiaries. The agreement provides that the allocation of tax expense between CMIS and its subsidiaries is based on each subsidiary's contribution to the consolidated federal income tax liability. The allocation is substantially in accordance with Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3). The agreement departs from Reg. Section 1.1552-1(a)(1) and 1.1502-33(d)(3) in that loss subsidiaries are reimbursed regardless of the utilization of the loss in the current year.

Income tax expense attributable to income from operations is as follows:

		2009
Current tax expense:		
Federal	$	762,361
State		77,189
Total income tax expense	$	839,550

Federal income tax expense differs from the amount computed by applying the U.S. federal corporate income tax rate of 35% to income before income tax expense primarily due to the deduction of state income taxes for federal purposes.

At December 31, 2009, the Company had no temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. The Company has determined that no material uncertain tax positions exist as of December 31, 2009. As a result, the Company has not recorded any liabilities for material unrecognized tax benefits as of December 31, 2009. It is the Company's policy to recognize accrued interest and penalties related to uncertain tax benefits in income taxes, as appropriate. Tax years remaining open to examination by major tax jurisdictions include 2005 through 2009.

4. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of "aggregate indebtedness" to "net capital" shall not exceed 15 to 1, as those terms are defined in Rule 15c3-1. At December 31, 2009, the Company had net capital under Rule 15c3-1 of $4,865,026 which was $4,642,976 in excess of its required net capital of $222,050, and the Company's net capital ratio was 0.68 to 1.

The Company has entered into a written agreement with its clearing firm which requires the clearing firm to perform a Proprietary Accounts of Introducing Brokers reserve computation with regard to all the assets of the Company held by the clearing firm. Consequently, the $105,000 held on deposit at the clearing firm are treated as allowable assets for purposes of the Company's net capital computation.

5. RELATED-PARTY TRANSACTIONS

CMIS provides services to CBSI as defined in an expense sharing agreement and charges CBSI for the cost of such services. The agreement covers expenses related to sales and marketing, administrative, operations, other support and infrastructure costs. Total expenses incurred by CBSI for services provided by CMIS were $59,326,467 for the year ended December 31, 2009. Commissions and accounts payable to affiliates at December 31, 2009 includes $3,162,591 due to CMIS for expenses paid by CMIS on behalf of CBSI.

Related party balances are generally settled monthly.

6. COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance Sheet Credit Risk—As an introducing broker, the Company accepts customer orders and arranges for other independent licensed brokers to clear the orders on a fully disclosed basis. As a result, the Company does not hold customer funds or securities.

Under the terms of the Company's agreements with its clearing agents the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company monitors its customer activity by reviewing information it receives from its clearing agent on a daily basis, and seeks to control the aforementioned risks by requiring the registered representatives to compensate the Company for nonperformance by the customer.

At December 31, 2009, the Company has recorded a liability of $8,573 to cover deficit balances of customers who were introduced to the Company's clearing firm in the event such customers are unable to satisfy their obligations. This balance is included in other liabilities. The Company believes that the likelihood that it will be required to make payments under this agreement is remote; therefore no additional contingent liability is carried on the statement of financial condition for these transactions.

Regulatory Matters—In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial statements. However, the Company is unable to predict the outcome of these matters.

Pending Litigation—The Company is a defendant in various legal actions arising out of the conduct of its business. In the opinion of management, the ultimate liability, if any, resulting from all such pending actions will not materially affect the financial position or results of operations of the Company.

7. SUBSEQUENT EVENTS

The Company evaluated subsequent events from December 31, 2009 through February 23, 2010, the issuance date of these financial statements. During this period, there have been no significant subsequent events that require adjustment to or disclosure in the financial statements as of December 31, 2009 or for the year then ended.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Net Capital
For Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2009

Stockholder's equity	$	7,934,372
Deduct nonallowable assets:		
State income tax recoverable		116,136
Certain receivables for commissions		2,602,357
Total nonallowable assets		2,718,493
Haircut on securities		350,853
Net capital		4,865,026
Amounts included in total liabilities which represent aggregate indebtedness:		
Commissions and accounts payable to affiliates		2,331,439
Commissions and accounts payable to non-affiliates		247,590
Federal income tax payable to affiliate		743,151
Other liabilities		8,573
Total aggregate indebtedness		3,330,753
Capital requirement:		
Minimum requirement (greater of $50,000 or 6-2/3% of aggregate indebtedness)		222,050
Net capital in excess of requirement	$	4,642,976
Ratio of aggregate indebtedness to net capital		0.68 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION
(INCLUDED IN PART IIA FORM X-17A-5 AS OF DECEMBER 31, 2009):
Schedule below displays differences between the net capital reported above and that reported in the Company's Part IIA (Unaudited) FOCUS Report filed on January 26, 2010.
Revised FOCUS Report was filed on February 18, 2010.

	As Amended	As Originally Filed	Net Change
Stockholder's equity	$ 7,934,372	$ 7,480,469	$ 453,903
Net capital	4,865,026	4,411,123	453,903
Total aggregate indebtedness	3,330,753	3,784,656	(453,903)
Minimum capital requirement	222,050	252,310	(30,260)
Net capital in excess of requirement	$ 4,642,976	$ 4,158,813	$ 484,163
Ratio of aggregate indebtedness to net capital	0.68 to 1	0.86 to 1	

The net change related to an adjustment which reduced expenses and decreased payables.

CUNA Brokerage Services, Inc.

Supplemental Schedule of Computation of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
Year Ended December 31, 2009

The Company claims an exemption from the Rule 15c3-3 under Section (k)(2)(ii), as all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 23, 2010

CUNA Brokerage Services, Inc.
2000 Heritage Way
Waverly, Iowa 50677

In planning and performing our audit of the financial statements of CUNA Brokerage Services, Inc. (the "Company"), a wholly-owned subsidiary of CUNA Mutual Investment Corporation, which is wholly-owned by CUNA Mutual Insurance Society, as of and for the year ended December 31, 2009 (on which we issued our report dated February 23, 2010), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonably possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte + Touche LLP

CUNA Brokerage Services, Inc.

(SEC I.D. No. 8-30027)

Financial Statements as of and for the Year Ended December 31, 2009, Supplemental Schedules as of December 31, 2009, Independent Auditors' Report and Supplemental Report on Internal Controls